Exhibit 99.1

TURBO ENERGY EXPANDS AI-DRIVEN ENERGY PLATFORM IN CHILE TO CAPTURE GROWING DISTRIBUTED ENERGY OPPORTUNITY

Strategic partnership and additional investment position Turbo Energy Solutions to scale recurring-revenue Energy-as-a-Service infrastructure across one of Latin America’s fastest-growing energy markets

VALENCIA, Spain — (GLOBE NEWSWIRE) – May 11, 2026 – Turbo Energy, S.A. (Nasdaq: TURB) (“Turbo Energy” or the “Company”), a global integrator of AI-driven solar energy storage solutions and intelligent energy management systems, today announced a strategic partnership with Chile-based investment family office Inversiones Sandomac Limitada to accelerate the expansion of Turbo Energy Solutions (“TES”), the Company’s local platform for deploying Energy-as-a-Service (“EaaS”) infrastructure across Chile and broader Latin America markets.

As part of the transaction, Inversiones Sandomac Limitada will make a strategic investment in TES and participate in its expansion plan, supporting the accelerated deployment of Turbo Energy’s AI-driven EaaS model and SUNBOX Home residential energy systems throughout Chile.

The agreement combines local strategic capital, operational scale capabilities and market deployment infrastructure into a unified growth initiative designed to position TES as a scalable platform designed to scale recurring energy revenues across one of Latin America’s fastest-growing distributed energy markets.

Chile has emerged as one of the most attractive energy transition markets globally due to rising electricity costs, increasing renewable penetration and growing demand for resilient decentralized energy infrastructure. Turbo Energy believes these structural dynamics are the transition toward distributed solar generation, intelligent storage systems and software-driven energy management services across residential and commercial markets.

Through TES, Turbo Energy is positioning itself to participate directly in this market transformation by deploying integrated energy solutions designed to optimize energy consumption, reduce electricity cost volatility and improve energy resilience across Chile.

“This agreement represents a major strategic milestone in our Latin American expansion strategy,” said Mariano Soria, Chief Executive Officer of Turbo Energy. “We are not simply adding a commercial partner. Together with Inversiones Sandomac Limitada, we are building a local platform designed to scale recurring energy services in one of the region’s most dynamic energy markets.” Soria continued, “We believe Chile represents a highly attractive long-term opportunity for Energy-as-a-Service models as businesses and households increasingly seek greater control over energy costs, resilience and consumption efficiency.”

Turbo Energy has already established operational traction in Chile through successful deployments including Alto Labranza, in Temuco. The Alto Labranza deployment became flagship validation deployment for Turbo Energy after the shopping center remained fully operational during Chile’s large-scale national blackout in February 2025, demonstrating the operational resilience and economic value of its intelligent solar-plus-storage systems under real-world conditions.

Under the new strategic structure, TES is expected to accelerate deployment of SUNBOX Home systems throughout Chile, supported by Turbo Energy’s AI-driven optimization platform, which dynamically orchestrates solar generation, battery storage and energy consumption based on electricity pricing, demand profiles and real-time operating conditions.

Turbo Energy’s Energy-as-a-Service model enables customers to access integrated solar generation and storage systems without significant upfront capital investment, instead benefiting from optimized energy consumption and performance-based energy management services. The Company believes this model represents a significant long-term recurring revenue opportunity as distributed energy infrastructure adoption accelerates across Latin America.

The strategic partnership further reinforces Turbo Energy’s broader transformation into an integrated energy platform focused on combining storage systems, proprietary software and recurring energy management services across residential, commercial and industrial applications.

As part of its international growth strategy, Turbo Energy continues scaling operations across Europe, North America and Latin America, while increasing focus on high-value recurring-service opportunities supported by strategic partnerships and software-driven energy optimization technologies.

“Energy markets are becoming increasingly decentralized and service-driven,” added Soria. “We believe Turbo Energy is well positioned to capitalize on this structural transition by combining energy storage, software and recurring energy services into scalable, software-defined infrastructure platforms across international markets.”

About Turbo Energy, S.A.

Founded in 2013, Turbo Energy, S.A. (Nasdaq: TURB) is a global integrator of AI-driven solar energy storage solutions and intelligent energy management systems. Turbo Energy’s technology platform enables residential, commercial and industrial customers to reduce energy costs, improve efficiency, enhance resilience and transform energy consumption into a controllable and optimized asset. As part of Umbrella Global Energy, Turbo Energy plays a central role as the Group’s technology platform, driving innovation in energy storage, electrification and intelligent energy management across international markets in Europe, North America and Latin America. For more information, please visit www.turbo-e.com.

Forward-Looking Statements

Statements in this press release about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of The Private Securities Litigation Reform Act of 1995. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on current beliefs, expectations and assumptions regarding the future of the business of the Company, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of the Company’s control, including the risks described in the Company’s registration statements and annual report under the heading “Risk Factors” as filed with the Securities and Exchange Commission. Actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Any forward-looking statements contained in this press release speak only as of the date hereof, and Turbo Energy, S.A. specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

For more information, please contact:

Dodi Handy, Director of Communications

Phone: 407-960-4636

Email: dodihandy@turbo-e.com